EXHIBIT 2.16


PRESS RELEASE                                                       [INBEV LOGO]


Brussels, October 12, 2004


FOLLOWING THE ANNOUNCEMENT CONCERNING THE MANDATORY TENDER OFFER PUBLISHED BY INBEV ON SEPTEMBER 2, 2004, INBEV, HAVING REVIEWED THE CVM REQUIREMENTS, WOULD LIKE TO INFORM THE MARKET OF THE PROPOSED TERMS OF THE MTO.

InBev SA/NV, a corporation incorporated under the laws of the Kingdom of Belgium, with its headquarters at Vaartstraat, 94, Leuven ("InBev"), filed on September 8, 2004 with Comissao de Valores Mobiliarios ("CVM"), its request for approval of the terms and conditions of the mandatory tender offer ("MTO") resulting from the combination with Companhia de Bebidas das Americas - AmBev ("AmBev"), as required by article 254-A of the Brazilian Corporation Law.

After reviewing the requirements made by the CVM on the proposed terms of the MTO, InBev has decided to carry out the MTO by providing two alternative payment options to shareholders that tender their common shares in the MTO auction.

The first option will provide for payment in shares of InBev. Accordingly, shareholders that elect to be paid in shares will be entitled to receive shares of InBev for such common shares of AmBev tendered by them at the MTO auction. The applicable exchange ratio will be 80% of the exchange ratio applied to the former controlling shareholders of AmBev pursuant to their agreement with InBev, and disclosed to the market on September 2, 2004. The shares of InBev will trade solely on Euronext Brussels, will not be registered with CVM or the Brazilian stock exchanges and will be delivered to the AmBev common shareholders that elect to receive shares of InBev after the completion of all necessary procedures under applicable laws, including the receipt of corporate and regulatory approvals. Complete and detailed terms relating to this option will be disclosed in the MTO auction notice (Edital) to be published in Brazil.

The second option will provide for payment in cash. Shareholders that elect to receive a cash payment will be entitled to receive an amount in Brazilian Reais equivalent to EUR 353,28 for each thousand of common shares of AmBev. Such amount will be converted into Reais according to exchange rates prevailing on the auction date, in accordance with the press release published by InBev on September 2, 2004.

In due course, InBev will file at CVM a revised draft of the tender offer according to the terms mentioned above.

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The terms and conditions of the MTO cannot be considered as final until their approval by CVM and their publication by InBev in the form of the Brazilian law.

NOTICE TO U.S. HOLDERS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.







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